Exhibit

Exhibit Description

99.1	Announcement on 2015/08/27: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2	Announcement on 2015/09/02: UMC will attend investor conferences on 2015/09/09

99.3	Announcement on 2015/09/02: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

99.4	Announcement on 2015/09/03: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5	Announcement on 2015/09/10: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.6	Announcement on 2015/09/11: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2015/09/15: To announce the completion of share buy-back program

99.8	Announcement on 2015/09/10: August Revenue

99.9	Announcement on 2015/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2015/08/27

2.	Number of shares repurchased this time: 34,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$355,088,335

5.	Average repurchase price per share this time: NTD$10.44

6.	Cumulative number of own shares held during the repurchase period: 120,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.94

8.	Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2015/09/09

1. Date of the investor conference: 2015/09/09
2. Time of the investor conference: 09:00 AM
3. Location of the investor conference: Grand Hyatt Hotel, Taipei
4. Brief information disclosed in the investor conference:

The Company will attend the “Asian Technology Conference 2015” conference, held by Credit Suisse.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2015/07/29.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.3

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of facilities and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): facilities and equipment
2. Date of the occurrence of the event: 2015/08/01~2015/09/02
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; Average unit price: NT$725,759,370; Total transaction price: NT$725,759,370
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): L&K ENGINEERING (SUZHOU) CO.,LTD; Non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Transaction: price negotiation; The reference basis for the decision on price: market price; The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount::Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2015/09/03

2.	Number of shares repurchased this time: 33,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$357,134,334

5.	Average repurchase price per share this time: NTD$10.82

6.	Cumulative number of own shares held during the repurchase period: 153,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.20

8.	Any other matters that need to be specified: None

Exhibit 99.5

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2015/09/10

2.	Number of shares repurchased this time: 28,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$313,547,995

5.	Average repurchase price per share this time: NTD$11.20

6.	Cumulative number of own shares held during the repurchase period: 181,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.42

8.	Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/08/18~2015/09/11
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $536,377,616 NTD; total transaction price:$ 536,377,616 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.7

To announce the completion of share buy-back program

1. Originally determined ceiling on total monetary amount of the share repurchase: NTD$78,649,941,000
2. Original scheduled period for the repurchase: 2015/07/30~2015/09/29
3. Originally determined number of shares to be repurchased: A maximum of 200,000,000 shares
4. Originally determined repurchase price range: NTD$7.55 to NTD$18.80 per share.
5. Date of expiry of the repurchase period or completion of the repurchase: 2015/09/15
6. Number of shares repurchased: 200,000,000 shares
7. Total monetary amount of shares repurchased: NTD$2,203,442,499
8. Average repurchase price per share: NTD$11.02
9. Cumulative number of own shares held: 334,223,500 shares
10. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.62%

11. Reason for non-completion of the share repurchase at expiry of the repurchase period: Not applicable

12. Any other matters that need to be specified: None.

Exhibit 99.8

United Microelectronics Corporation
September 10, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
August	Net sales	12,190,856	11,415,416	775,440	6.79%
Year-to-Date	Net sales	100,555,983	90,520,348	10,035,635	11.09%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,134,945
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.9

United Microelectronics Corporation
For the month of August, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of shares as	Number of shares as of
Title	Name	of July 31, 2015	August 31, 2015	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	July 31, 2015	August 31, 2015	Changes
—	—	—	—	—